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                                                                        Exhibit 99(e)

                         Entergy New Orleans, Inc.
         Computation of Ratios of Earnings to Fixed Charges and
 Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                           Twelve Months Ended
                                                                                                               March 31,
                                                             1997      1998      1999       2000       2001      2001
Fixed charges, as defined:
  Total Interest                                             $15,287   $14,792   $14,680    $15,891    $19,661   $20,036
  Interest applicable to rentals                                 911     1,045     1,281      1,008        977       954
                                                             -----------------------------------------------------------
Total fixed charges, as defined                               16,198    15,837    15,961     16,899     20,638    20,990

Preferred dividends, as defined (a)                            1,723     1,566     1,566      1,643      2,898     2,711
                                                             -----------------------------------------------------------

Combined fixed charges and preferred dividends, as defined   $17,921   $17,403   $17,527    $18,542    $23,536   $23,701
                                                             ===========================================================
Earnings as defined:

  Net Income                                                 $15,451   $16,137   $18,961    $16,518    ($2,195)   (6,609)
  Add:
    Provision for income taxes:
     Total                                                    12,142    10,042    13,030     11,597     (4,396)   (7,023)
    Fixed charges as above                                    16,198    15,837    15,961     16,899     20,638    20,990
                                                             -----------------------------------------------------------

Total earnings, as defined                                   $43,791   $42,016   $47,952    $45,014    $14,047    $7,358
                                                             ===========================================================

Ratio of earnings to fixed charges, as defined                  2.70      2.65      3.00       2.66    (b)        (c)
                                                             ===========================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                2.44      2.41      2.74       2.43    (b)        (c)
                                                             ===========================================================


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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) For Entergy New Orleans, earnings for the twelve months ended December 31, 2001 were not adequate to cover fixed charges and combined fixed charges and preferred dividends by $6.6 million and $9.5 million, respectively.

(c) For Entergy New Orleans, earnings for the twelve months ended March 31, 2002 were not adequate to cover fixed charges and combined fixed charges and preferred dividends by $13.6 million and $16.3 million, respectively.

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